ANADIGICS, INC.

141 Mt. Bethel Road

Warren, New Jersey 07059

March 15, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Anadigics, Inc.
Registration Statement on Form S-3
Filed August 26, 2015
File No. 333-206590
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Anadigics, Inc. (the “Company”) hereby respectfully requests the withdrawal, effective as of the date hereof or as soon as practicable thereafter, of its above-referenced Registration Statement on Form S-3, together with all exhibits thereto (the “Registration Statement”). The Registration Statement was declared effective on September 22, 2015; however, no securities were sold in connection with the offering contemplated in the Registration Statement.

The Company was acquired today by an affiliate of II-VI Incorporated and became a wholly-owned subsidiary of II-VI Incorporated. In connection therewith, the Company has begun the process to terminate its registration under the Securities Exchange Act of 1934, as amended.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact W. Raymond Felton at (732) 476-2670 or rfelton@greenbaumlaw.com.

Respectfully submitted,

ANADIGICS, Inc.

By:/s/ Ronald L. Michels

      Ronald L. Michels,

      Chief Executive Officer